Filed by Kayne Anderson Midstream/Energy Fund, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Companies:

Kayne Anderson Midstream/Energy Fund, Inc.

Commission File No. 811-22467

Kayne Anderson Energy Total Return Fund, Inc.

Commission File No. 811-21750

Proposed Merger of KMF and KYE

Frequently Asked Questions

While this Q&A has been provided for your convenience, it is recommended that you read the complete joint proxy statement/prospectus when available.

Q: What is being proposed?

A: On February 15, 2018, KA Fund Advisors, LLC (“Kayne Anderson”) announced the proposed merger of Kayne Anderson Energy Total Return Fund, Inc. (NYSE: KYE) with and into Kayne Anderson Midstream/Energy Fund, Inc. (NYSE: KMF) in a non-taxable transaction (the “Merger”), subject to the approval of KMF’s and KYE’s stockholders.

Q: Why is the Merger being recommended by the Board of Directors?

A: The Board of Directors of each fund has approved the Merger because they have determined that it is in the best interests of each fund and its stockholders. In making this determination, the Board of Directors of each fund considered 1) the expected benefits of the transaction for each fund (as outlined in more detail below) and 2) the fact that both funds have very similar investment objectives and investment strategies. The combined fund will pursue KMF’s investment objective of obtaining a high total return with an emphasis on cash distributions by investing at least 80% of total assets in Midstream MLPs, Midstream Companies and other Energy Companies.

Q: What are the benefits of the Merger?

A: After careful consideration, the Board of Directors of each fund believes that the Merger will benefit the stockholders of the funds for the following reasons:

•	Cost savings through elimination of duplicative expenses and greater economies of scale

It is anticipated that the combined fund would have a lower expense level with estimated aggregate cost savings of approximately $1.1 million annually, the majority of which is expected to be attributable to reduced operating costs. Because the Merger is expected to be completed during the third quarter of fiscal 2018, and because there are expenses associated with the Merger, the full impact of these cost savings will not be entirely recognized this year. We expect the combined fund to realize the full benefit of these cost savings during fiscal 2019. The funds incur operating expenses that are fixed (e.g., board fees, printing fees, legal and auditing services) and operating expenses that are variable (e.g., administrative and custodial services that are based on assets under management). Many of these fixed expenses are duplicative between the funds and can be eliminated as a result of the Merger. There will also be an opportunity to reduce variable expenses by taking advantage of greater economies of scale. As a result of these cost savings, it is expected that the combined fund will enjoy lower operating costs as a percentage of total assets.

•	Merger expected to be accretive to KMF’s net distributable income

The Merger is expected to be accretive to KMF’s net distributable income (or NDI) per share, in part due to the anticipated cost savings from the transaction. In connection with the Merger, KMF announced its intention to pay a distribution at its current annualized rate of $1.20 per share over the next 12 months.

•	Larger asset base could provide greater financial flexibility

The larger asset base of the combined fund may provide greater financial flexibility. In particular, as a larger entity, we believe the combined fund will potentially have access to more attractive leverage terms (i.e. lower borrowing costs on debt and preferred stock) and a wider range of alternatives for raising capital to grow the fund.

•	Opportunity for enhanced long-term market liquidity

The larger equity market capitalization of the combined fund may provide an opportunity for enhanced market liquidity over the long-term. Greater market liquidity may lead to a narrowing of bid-ask spreads and reduce price movements on a trade-to-trade basis. The table below illustrates the equity market capitalization and average daily trading volume for each fund on a standalone basis as well as for the combined fund.

	KMF	KYE	Pro Forma Combined Fund
Equity capitalization ($ in millions)	$311	$377	$688
Average Daily Trading Volume(1)	146	241	NA

As of 2/14/2018.

(1) 90-day average trading volume in thousands of shares.

Q: What distributions will KMF and KYE pay to common stockholders?

A: KMF intends to pay a distribution at its current annualized rate of $1.20 per share over the next 12 months. KMF will continue to pay distributions on a quarterly basis until the Merger closes and intends to begin paying distributions on a monthly basis shortly thereafter (expected to commence in September 2018). KYE intends to pay a distribution at its current annualized rate of $1.00 per share ($0.25 per quarter) until the Merger closes. Payment of future distributions by either KMF or KYE is subject to the approval of such fund’s Board of Directors.

Q: Why is KMF providing guidance on the distribution it intends to pay over the next 12 months?

A: Kayne Anderson believes that investors will benefit from increased visibility on KMF’s distribution over the next 12 months in considering the Merger.

Q: Why is KMF converting to monthly distribution payments?

A: Kayne Anderson believes many investors will benefit from more frequent distribution payments.

Q: As a KYE stockholder, what will happen to my distribution on a pro forma basis?

A: Based on an annualized distribution level of $1.20 per share for KMF and an exchange ratio as of February 14th of approximately 0.74 shares of KMF for each share of KYE, the annualized pro forma distribution for KYE common stockholders would be approximately $0.88 per share, which is approximately 12 cents per share less than KYE’s current annualized distribution rate.

Q: What impact will the Merger have on leverage levels?

A: The amount of leverage as a percentage of total assets following the Merger is not expected to significantly change from that of each company’s standalone leverage levels. The table below illustrates the leverage of each fund on both a standalone and pro forma basis.

($ in millions)	KMF	KYE	Pro Forma Combined Fund
Total Debt	$100	$145	$245
Mandatory Redeemable Preferred Stock	$35	$40	$75

Leverage	$135	$185	$320
Leverage as % of total assets	28%	31%	30%

As of 1/31/2018.

Q: How will the Merger affect me?

A: KMF stockholders will remain stockholders of KMF. KYE stockholders will become stockholders of KMF. The Merger is not expected to be taxable to stockholders of either KMF or KYE, and KYE stockholders’ tax basis will carry over to their investment in KMF.

Q: What will happen to the shares of KMF and KYE that I currently own as a result of the Merger?

A: For KMF stockholders, your currently issued and outstanding shares of common and preferred stock of KMF will remain unchanged.

KYE common stockholders will be issued shares of KMF common stock in exchange for your outstanding shares of KYE common stock (see below for a description of how the exchange ratio is calculated). No fractional shares of KMF common stock will be issued in the Merger; instead KYE stockholders will receive cash in an amount equal to the value of the fractional shares of KMF common stock that they would otherwise have received.

KYE preferred stockholders will receive, on a one-for-one basis, newly issued KMF preferred shares having identical terms as the KYE preferred shares you held immediately prior to the closing of the Merger.

Q: How is the exchange ratio determined?

A: The exchange ratio will be determined based on the relative NAVs per share of each fund immediately prior to the closing of the Merger. As of February 14, 2018, KMF’s NAV per share was $14.77 and KYE’s was $10.87. For illustrative purposes, if these were the NAVs on the day prior to closing of the Merger, then KYE common stockholders would be issued approximately 0.74 shares of KMF for each share of KYE.

Q: How will the NAVs utilized in calculating the exchange ratio be determined?

A: The NAV per share each fund will be calculated consistent with past practice (to be described in the joint proxy statement/prospectus). Such calculation shall include the impact of merger-related costs for each fund.

Q: Is the Merger expected to be a taxable event for stockholders?

A: No. The Merger is intended to qualify as a tax-free reorganization for federal income tax purposes. This means it is expected that stockholders will recognize no gain or loss for federal income tax purposes as a result of the Merger, except that gain or loss may be recognized by KYE common stockholders with respect to cash received in lieu of fractional shares of KMF common stock.

Q: Will I have to pay any sales load, commission or other similar fees in connection with the Merger?

A: You will pay no sales loads or commissions in connection with the Merger. However, the funds will bear the costs associated with the Merger. Costs will be allocated on a pro rata basis based upon each fund’s net assets. Costs related to the Merger are currently estimated to be approximately $0.8 million or 0.1% of combined net assets, which equates to $0.4 million, or 1.5 cents per share, for KMF and $0.4 million, or 1.1 cents per share, for KYE as of February 14, 2018. Of the total $0.8 million of estimated Merger costs, $0.6 million is related to out-of-pocket expenses, and $0.2 million is a write off of debt issuance costs, which is a non-cash expense.

Q: Who do we expect to vote on the Merger?

A: KYE common and preferred stockholders are being asked to vote, together as a class, on the Merger. KYE preferred stockholders will also vote on the Merger as a separate class. In addition, KMF common and preferred stockholders are also being asked to vote, together as a class, on the issuance of additional shares of KMF common stock to effect the Merger.

Q: What happens if the stockholders of KMF or KYE do not approve the Merger?

A: If the stockholders of KMF or KYE do not approve the Merger, then the Merger will not take place.

Q: What is the timetable for the Merger?

A: The Merger is expected to take effect as soon as practicable once the stockholder vote and other customary conditions to closing are satisfied, which is expected to occur during the third fiscal quarter of 2018.

Q: What actions do I need to take at this time?

A: You do not need to do anything at this time. Additional information on the Merger will be contained in the proxy materials that are expected to be filed in the coming weeks.

Q: Where can I find more information?

A: You may contact Kayne Anderson Investor Relations toll-free at 877-657-3863 for further information. In addition, we will file a registration statement/proxy statement in the coming weeks, which will contain more information about the Merger as well as the proposals that stockholders will be asked to vote upon.

Q: Will anyone contact me?

A: After the proxy materials have been mailed to stockholders, you may receive a call from Kayne Anderson’s proxy solicitor to verify that you received your proxy materials, to answer any questions you may have about the proposals and to encourage you to authorize your proxy. We recognize the inconvenience of the proxy solicitation process and would not impose it on you if we did not believe that the matters being proposed were important. Once your vote has been registered with the proxy solicitor, your name will be removed from the solicitor’s follow-up contact list.

No assurance can be given that the anticipated positive impact of the Merger will be achieved. In addition, stockholders should fully read the joint proxy statement/prospectus, including the risk factors therein, when available.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This document contains “forward-looking statements” as defined under the U.S. federal securities laws. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “will” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ from either fund’s historical experience and its present expectations or projections indicated in any forward-looking statements. These risks include, but are not limited to, changes in economic and political conditions; regulatory and legal changes; MLP industry risk; leverage risk; valuation risk; interest rate risk; tax risk; and other risks discussed in each fund’s filings with the SEC. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The funds undertake no obligation to publicly update or revise any forward-looking statements made herein. There is no assurance that either fund’s investment objectives will be attained.

SAFE HARBOR STATEMENT: This document shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

Contact:

KA Fund Advisors, LLC

877-657-3863

http://www.kaynefunds.com/

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